CollPlant Biotechnologies Ltd.

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

January 15, 2026

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CollPlant Biotechnologies Ltd.
Registration Statement on Form F-3 File No. 333-292640

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CollPlant Biotechnologies Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-292640) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 4:30 p.m., Eastern Time, on January 16, 2026 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

COLLPLANT BIOTECHNOLOGIES LTD.

By:	/s/ Eran Rotem
Name: Title:	Eran Rotem Deputy CEO and Chief Financial Officer

cc:	Gary Emmanuel (Greenberg Traurig, LLP)